File No. 70-8903

                SECURITIES AND EXCHANGE CONCISION
                     Washington, D. C. 20549
                            Form U- I
            ________________________________________

                 POST-EFFECTIVE AMENDMENT NO. 1
                               to
                           DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
             _______________________________________

                       Entergy Corporation
                        639 Loyola Avenue
                       New Orleans,  70113

       (Name of company filing this statement and address of principal executive offices)

            ________________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
            ________________________________________

                         C. John Wilder
                  Executive Vice President and
                     Chief Financial Officer
                       Entergy Corporation
                        639 Loyola Avenue
                       New Orleans,  70113

             (Name and address of agent for service)
             ______________________________________
     The Commission is also requested to send copies of any communications in connection with this matter to:

Laurence M. Hamric, Esq.         William T. Baker, Jr., Esq.
Ann G. Roy, Esq.                 Daniel Guetta, Esq.
Entergy Services, Inc.           Thelen Reid & Priest LLP
639 Loyola Avenue                40 West 57th Street
New Orleans,  Louisiana 70113    New York, New York 10019

Item 1.   Description of Proposed Transactions.

          By order dated February 26, 1997 in this file (HCAR No. 26674) (the "1997 Order"), the Commission authorized Entergy Corporation ("Entergy") to enter into a credit agreement with one or more banks in order to effect borrowings, from time to time through December 31, 2002, in an aggregate principal amount of up to $500 million at any one time outstanding.

          In accordance with the 1997 Order, Entergy entered into a Credit Agreement, dated as of September 17, 1998 (the "Credit Agreement"), with certain lenders parties thereto and with Citibank, N.A., as Administrative Agent ("Citibank"). Pursuant to the Credit Agreement, Entergy may effect borrowings from time to time in an aggregate principal amount of up to $250 million. Borrowings under the Credit Agreement may either be (a) "Base Rate" borrowings which bear interest at fluctuating margins above the higher of Citibank's base rate and 1/2 of 1% above the Federal Funds Rate, (b) "Eurodollar Rate" borrowings which bear interest at fluctuating margins above the rate of interest at which deposits in U.S. dollars are offered by certain reference banks in London, England to prime banks in the London interbank market, or (c) "Auction Borrowings" which bear interest at rates determined by an auction bidding procedure described in the Credit Agreement. In the case of Base Rate and Eurodollar Rate borrowings, the applicable margins are determined based upon (a) the senior debt ratings of the principal operating subsidiary of Entergy having the second lowest senior debt ratings (the "Relevant Rating"), and (b) whether the amount of Entergy's borrowings under the Credit Agreement exceed 50% of the maximum commitment thereunder (the "Utilization Percentage").

              The original Credit Agreement provided that the outstanding principal balance thereunder as of September 16, 1999 would convert to a one year term loan or alternatively, with the consent of the lenders, the revolving period would be extended for an additional 364 day period. On September 15, 1999, Entergy and the lenders entered into an amendment to the Credit Agreement (the "Amendment") providing for an extension of the revolving period to September 13, 2000. Due to changes in the credit markets that have occurred since the execution of the original Credit Agreement, as a condition to the extension of the revolving period, the lenders required that certain increases be made in the applicable margins under the Credit Agreement. At the present time, and based upon the Relevant Rating currently in effect and Entergy's current Utilization Percentage, the interest charges being incurred by Entergy under the Credit Facility are within the parameters authorized by the 1997 Order.

          However, if a down grade in the Relevant Rating were to occur and/or if Entergy's Utilization Percentage were to exceed 50%, the revised applicable margins under the Credit Agreement may exceed the margins authorized by the 1997 Order. The Amendment provides, however, that if such circumstances were to occur, and if a supplemental order authorizing such revised margins shall not have been obtained, Entergy will be required to prepay all or, if applicable, a portion of its outstanding borrowings under the Credit Agreement, together with accrued interest thereon at a rate not in excess of the maximum rate then authorized by the 1997 Order.

           The 1997 Order authorized Entergy to select interest rate options which "would include, but not be limited to, some or all of the following: (1) the prime commercial loan rate of a specified bank (or an average of such rates of some or all of the banks) ("Prime Rate") from time to time in effect; (2) the sum of
(a) specified offered rates for certificates of deposit of a specified bank (or an average of such rates of some or all of the banks) for amounts equivalent to such borrowing and for selected interest periods, appropriately adjusted for the cost of reserves and F.D.I.C. insurance and (b) a margin not in excess of 1% per annum ("CD Rate"); (3) the sum of (a) specified rates offered for U.S. dollar deposits by or to a specified bank (or an average of such rates of some or all of the banks) in the interbank Eurodollar market for amounts equivalent to such borrowing and for selected interest periods, appropriately adjusted for the cost of reserves and (b) a margin not in excess of 1% per annum; or (4) a rate negotiated at the time of borrowing with one or more banks, which would not in any event exceed a maximum rate of the Prime Rate plus 2% per annum, appropriately adjusted for the cost of bidding or negotiation ("Auction Advance Rate")."

           It is now proposed that (a) Base Rate borrowings bear interest at a maximum margin of 1.5% above the higher of a reference bank's base rate and 1/2 of 1% above the Federal Funds Rate, (b) Eurodollar Rate borrowings bear interest at a maximum margin of 2.5% above the rate of interest at which deposits in U.S. dollars are offered by certain reference banks in London, England to prime banks in the London interbank market, and (c) Auction Borrowings bear interest at a maximum margin of 2% above the higher of a reference bank's base rate and 1/2 of 1% above the Federal Funds Rate.

             Authorization is herein requested for Entergy to incur interest charges under the Credit Agreement, or any successor credit agreement, in accordance with the revised interest rate margins set forth above in order to avoid the possibility of a mandatory prepayment under the Credit Agreement if a down grade in the Relevant Rating were to occur and/or if Entergy's Utilization Percentage were to exceed 50% and the necessity of seeking additional authorization should market conditions change prior to the expiration of the Credit Agreement on September 13, 2000.

Item 3.        Applicable Statutory Provisions.

          Entergy believes that the transactions proposed herein are subject to Sections 6(a) and 7 of the Act.

Item 5.   Procedure.

               Entergy hereby requests that the Commission's supplemental order authorizing the revised interest rate margins set forth herein be entered on or before November 30, 1999.

            Entergy hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision; and requests that there be no waiting period between the issuance of the Commission's supplemental order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements.

               (a)  Exhibits:

               B      Amendment and Restatement of Credit
                      Agreement.

               H      Suggested form of notice of proposed
                      transactions for publication in the Federal
                      Register.

               (b)    Financial Statements:

          The transactions proposed herein do not contemplate an increase in the amount of financing currently authorized by the Commission. Therefore, no financial statements are filed herewith.

                            SIGNATURE

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                              ENTERGY  CORPORATION



                              By:   /s/ Steven C. McNeal
                                     Steven C. McNeal
                                   Vice President and Treasurer



Dated:  October 1, 1999